Filed Pursuant to Rule 433

Registration No. 333-263304

Dated: July 15, 2024

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated July 15, 2024 to the Prospectus dated April 11, 2022 (the “Preliminary Prospectus Supplement”).

Issuer:	JPMorgan Chase & Co.
Security Type:	SEC Registered Senior Notes
Security:	Fixed-to-Floating Rate Notes due 2030
Currency:	USD
Size:	$2,750,000,000
Maturity:	July 22, 2030
Fixed Rate Period:	From and including July 22, 2024 to, but excluding, July 22, 2029
Floating Rate Period:	From and including July 22, 2029 to, but excluding, Maturity
Payment Frequency:	Semi-annual during the Fixed Rate Period and quarterly during the Floating Rate Period
Day Count Fraction:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period
Benchmark Treasury:	4.250% due June 30, 2029
Benchmark Treasury Yield:	4.125%
Spread to Benchmark Treasury:	+87 basis points
Reoffer Yield:	4.995%

Fixed Rate Coupon:	4.995%, payable semiannually in arrears during the Fixed Rate Period.
Floating Rate Coupon:	An annual floating rate equal to the Floating Rate Index plus a spread of 1.125% per annum, payable quarterly in arrears during the Floating Rate Period.
Floating Rate Index:	Benchmark rate (expected to be Compounded SOFR as described under “Description of the Notes—Interest on the notes” in the Preliminary Prospectus Supplement).
Floating Rate Reset Frequency:	Quarterly during the Floating Rate Period
Price to Public:	100% of face amount
Proceeds (Before Expenses) to Issuer:	$2,740,375,000
Interest Payment Dates:

During the Fixed Rate Period, each January 22 and July 22, beginning January 22, 2025 and including July 22, 2029, and during the Floating Rate Period, each of October 22, 2029, January 22, 2030, April 22, 2030 and July 22, 2030.

Business Day:	New York
Business Day Convention:	During the Fixed Rate Period, following business day. During the Floating Rate Period, modified following business day.
Optional Redemption:

We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after January 22, 2025 and prior to July 22, 2029 upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to the greater of: (i) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed discounted to the redemption date (assuming the notes matured on July 22, 2029) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the “Treasury Rate” plus 15 basis points less (b) interest accrued on those notes to the redemption date; and (ii) 100% of the principal amount of the notes to be redeemed; plus, in either case, accrued and unpaid interest on the notes to be redeemed to, but excluding, the redemption date.

In addition, we may redeem the notes, at our option, in whole, but not in part, on July 22, 2029 upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

In addition, we may redeem the notes, at our option, in whole at any time or in part from time to time, on or after June 22, 2030 upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

The foregoing supplements and supersedes the information set forth under “Description of the Notes” in the Preliminary Prospectus Supplement.
CUSIP/ISIN:	46647PEJ1 / US46647PEJ12
Trade Date:	July 15, 2024
Settlement Date:	July 22, 2024 (T+5)

Denominations:	$2,000 x $1,000
Concurrent Issuance:

In addition to the notes described in this term sheet, JPMorgan Chase & Co. is concurrently offering $750,000,000 of floating rate notes due 2028, $2,000,000,000 of fixed-to-floating rate notes due 2028 and $3,500,000,000 of fixed-to-floating rate notes due 2035. The consummation of each of these offerings is not contingent on any other offering.

Sole Bookrunner:	J.P. Morgan Securities LLC
Co-Managers:

BMO Capital Markets Corp.

CIBC World Markets Corp.

Commonwealth Bank of Australia

Danske Markets Inc.

Desjardins Securities Inc.

ING Financial Markets LLC

Intesa Sanpaolo IMI Securities Corp.

KeyBanc Capital Markets Inc.

Lloyds Securities Inc.

M&T Securities, Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

National Bank of Canada Financial Inc.

Nordea Bank Abp

PNC Capital Markets LLC

RBC Capital Markets, LLC

Santander US Capital Markets LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Westpac Capital Markets LLC

Bancroft Capital, LLC

Blaylock Van, LLC

C.L. King & Associates, Inc.

CastleOak Securities, L.P.

Drexel Hamilton, LLC

Falcon Square Capital LLC

Great Pacific Securities

Penserra Securities LLC

R. Seelaus & Co., LLC

Roberts & Ryan Investments, Inc.

Samuel A. Ramirez & Company, Inc.

Siebert Williams Shank & Co., LLC

Stern Brothers & Co.

Telsey Advisory Group LLC

Tigress Financial Partners, LLC

Certain of the underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on July 22, 2024 which will be more than one U.S. business day after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in one business day, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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